Exhibit 4.20

[Date]

Dear

Qualifying third party indemnity and up front funding of expenses

We are writing to set out the terms on which the Company will indemnify you against certain liabilities and expenses which you may incur by reason of your position as a [non] Executive Director of Cambridge Antibody Technology Group plc (“Company”) and of any of its wholly owned subsidiaries (together “Group”). The indemnities set out in this letter shall have effect from 18 November 2005.

1.	Indemnity against third party liability

Subject to any limits imposed by law, and, subject to and in consideration of your complying with the provisions of paragraphs 2 and 3, the Company will indemnify and keep you indemnified against any liability which you may incur by reason of your position as a [non] Executive Director of the Company or of any other member of the Group other than liabilities incurred by you:

(a)	to the Company or any other member of the Group (including as a result of any derivative action brought by a member of the Company on its behalf);

(b)	to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature;

(c)	in defending any criminal proceedings in which you are convicted or any civil proceedings brought by or on behalf of the Company or any other member of the Group in which judgment is given against you;

(d)	in connection with any application for relief under ss144(3) or (4) or s727 Companies Act 1985 in which the court refuses to grant relief; arising as a result of any fraud or dishonesty on your part, (a “third party liability”).

2.	Notification

You will inform the Company as soon as you become aware of any claim being made or any matter, action or omission which might give rise to a third party liability (“third party claim”) and provide the Company with all relevant details, documents and information in connection with the third party claim.

3.	Conduct

(a)	You will not without our consent accept or admit liability or make any agreement, settlement or compromise of any third party claim or take (or fail to take) any other steps which might adversely affect the position of the Company or any member of the Group in connection with the third party claim and at our request will take such action as we may reasonably require to resist, contest, dispute or defend the third party claim.

(b)	You will comply with any reasonable instructions given to you by the Company in connection with the conduct of the third party claim and will obtain the prior written consent of the Company to the legal and other professional advisers you may appoint and their proposed fee structure.

(c)	You will, if the Company so requests:

(i)	permit the Company in your name and on your behalf to direct the conduct of the proceedings relating to the third party claim in such manner as it considers appropriate (including selecting lawyers and other professional advisers and making any settlement or compromise of the third party claim); and

(ii)	give the Company all assistance and information it may reasonably require in order to avoid, appeal, compromise or defend the third party claim,

and in such event, the Company will keep you informed as to any and all steps it is taking in connection with such third party claim.

4.	Costs

(a)	On delivery of copy invoices, the Company will advance to you funds to meet or will discharge directly the professional fees and expenses which have been approved in accordance with paragraph 3(b) and incurred by you in defending any criminal or civil proceedings which may be brought against you or in connection with any application for relief under the provisions of ss144(3) or (4) or s727 Companies Act 1985 in each case by reason of your position as a [non] Executive Director of the Company or any other member of the Group (and may take other steps to enable you to avoid incurring that expenditure).

(b)	If and to the extent any professional fees and expenses incurred by you in connection with any such proceedings or any such application (or liabilities incurred by us in taking such steps) do not constitute a third party liability in respect of which you are or would be (had we not discharged them on your behalf) indemnified under paragraph 1, the amount advanced to you to meet such fees and expenses or discharged by us on your behalf (or liabilities incurred by us in connection with such other steps that we may have taken) will constitute an interest free loan which you must repay, in the case of professional fees and expenses incurred in connection with a liability excluded by virtue of paragraph 1(e), on demand after such fraud or dishonesty or has been admitted or established and, in the case of liabilities which fall within paragraph 1 (c) or (d), no later than:

(i)	if you are convicted in criminal proceedings, the date on which the conviction becomes final;

(ii)	if judgment is given against you in civil proceedings on the date when judgment becomes final; or

(iii)	if the court refuses to grant you relief in any relevant application, the date when such refusal becomes final,

and, for these purposes, a conviction, judgment or appeal will become final in the circumstances described in s337(A)(v) Companies Act 1985.

5.	Set off

The Company may set-off against any amounts payable to you pursuant to this letter any sums payable by you to the Company or any other member of the Group from time to time.

6.	Continued application

This indemnity will continue to apply on its terms notwithstanding your ceasing to be a [non] Executive Director of the Company or any other member of the Group.

7.	Counter signature

Please counter sign this letter where indicated below to signify your agreement to the terms set out above and return to Karen Clarke as quickly as possible

Yours sincerely

duly authorised for and on behalf of Cambridge Antibody Technology Group plc
I agree to the terms and conditions set out herewith
Signed
(name of (non) executive director)

Dated